SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE  13d-2(b)

Marathon Patent Group, Inc.
(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE
(Title of Class of Securities)

56585W203
 (CUSIP Number)

October 6, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		[ ]
(b)		[ ]

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 132,134 (1)
	6	SHARED VOTING POWER 281,686 (2)
	7	SOLE DISPOSITIVE POWER 132,134 (1)
	8	SHARED DISPOSITIVE POWER 281,686 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,820
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.14% (3)
12		TYPE OF REPORTING PERSON IN - Individual

(1) Includes 11,538 shares of Common Stock underlying warrants with an exercise price of $7.50 per share and 46,154 shares of Common Stock underlying Convertible Series A Preferred Stock, which is convertible on a 1:1 ratio into shares of Common Stock.
(2) Includes 247,186 shares of Common Stock held jointly with his wife, 27,823 shares of Common Stock held by the Betsy and Michael Brauser Charitable Family Foundation, Inc. (the "Foundation") (Michael Brauser is the Chairman of the Foundation ) and 6,677 shares of Common  Stock held by Birchtree Capital, LLC ("Birchtree").  Michael Brauser is the Manager of Birchtree and in such capacity has voting and dispositive power over shares held by Birchtree.
(3) Based upon 5,741,611 shares of Common Stock outstanding as of August 28, 2014.

Item 1.

(a)	Name of Issuer: Marathon Patent Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 2331 Mill Road, Suite 100, Alexandria, VA 22314

Item 2.

(a)	Name of Person Filing: The statement is filed on behalf of Michael Brauser
(b)	Address of Principal Business Office or, if none, Residence: 4400 Biscayne Blvd., Suite 850, Miami, FL 33137
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)      CUSIP Number: 5658W203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 413,820

(b) Percent of class:7.14% (1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 132,134 (2)

(ii) Shared power to vote or to direct the vote:281,686 (3)

(iii) Sole power to dispose or to direct the disposition of: 132,134 (2)

(iv) Shared power to dispose or to direct the disposition of: 281,686 (3)

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

(1) Based on  5,741,611  shares outstanding as of August, 28, 2014.
(2) Includes 11,538 shares of Common Stock underlying warrants with an exercise price of $7.50 per share and 46,154 shares of Common Stock underlying Convertible Series A Preferred Stock, which is convertible on a 1:1 ratio into shares of Common Stock.
(3) Includes 247,186 shares of Common Stock held jointly with his wife, 27,823 shares of Common Stock held by the Betsy and Michael Brauser Charitable Family Foundation, Inc. (the "Foundation") (Michael Brauser is the Chairman of the Foundation ) and 6,677 shares of Common  Stock held by Birchtree Capital, LLC ("Birchtree").  Michael Brauser is the Manager of Birchtree and in such capacity has voting and dispositive power over shares held by Birchtree.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2014

By:	/s/ Michael Brauser
Michael Brauser